Exhibit 99.1

LETTER TO UNITHOLDERS

We would like to take this opportunity to welcome you as unitholders of Brookfield Infrastructure Partners L.P. (the “Partnership”), and we look forward to working with you to own and operate world-class infrastructure assets.

The Partnership1 was created by Brookfield Asset Management Inc. (“Brookfield”) to focus on the global infrastructure market, a market which is expected to experience substantial growth over the coming decades and one which has many attractive investment characteristics.  Globally, growth is being driven by the intense demand for investment in infrastructure to renovate and modernize existing assets as well as to add new infrastructure to support economic growth.  As governments wrestle with competing demands for their scarce resources, investors such as our Partnership will play increasingly important roles in providing funding and operating solutions.  In addition, many corporations have built infrastructure assets to support their operations.  In many situations, these assets are not core to their base business and can be more efficiently financed and operated by dedicated infrastructure players.  As such, many of these assets are being acquired by infrastructure players, a trend that is expected to accelerate.  As a result of these developments, an emerging and distinct industry is being created.

The investment appeal of infrastructure assets lies in the unique business environment within which they operate.  Typically, they are businesses that form part of the critical backbone of the global economy, and as a result, the users of these assets will need to use them, in many cases, irrespective of general economic conditions.  They are businesses that are capital intensive and have high barriers to entry, often operating within a regulatory framework which limits competition.  Revenues have a high degree of correlation to inflation and operating margins tend to be high with minimal ongoing maintenance, which results in a high degree of free cash flow generation.  Because of these characteristics, the cash flows tend to be very stable, predictable and provide a natural hedge against inflation. These are features that enable investors to generate very attractive risk-adjusted rates of return.

It is against this backdrop that the Partnership was created.  Brookfield has a long and successful history in acquiring, financing and operating infrastructure assets and is uniquely positioned to be a leading participant in this industry.  The creation of the Partnership will enable Brookfield to continue to build its infrastructure asset management business and provide investors with a unique and direct way to participate in the growth of the industry.  The initial asset base of the Partnership will be underpinned by high quality investments in the transmission and timber sectors.  These businesses will support the Partnership’s current distributions to unitholders and also provide embedded growth from a number of organic investment opportunities.  This growth will be further augmented with acquisitions in both the transmission and timber sectors, as well as acquisitions that will diversify the Partnership into other infrastructure asset classes.

Current Operations

Brookfield Infrastructure’s current operations include interests in three electricity transmission assets:  Transelec (17.3%2 owned), located in Chile; Ontario transmission (100%3), located in Canada; and a financial investment in TBE which includes five transmission lines in Brazil.  The Partnership also has two investments in the timber sector:  Island Timberlands (37.5%), located in Canada, and Longview (30%), located in the United States.

[1]
The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the results discussed herein are those of Brookfield Infrastructure as they reflect the Partnership’s underlying operations in greater detail than results for the Partnership.

[2]	Includes estimated increase in ownership anticipated to occur in the first half of 2008.
[3]	Transfer of the assets anticipated to occur in the first quarter of 2008

We believe these assets are unique.  Transelec, for example, is the backbone of the transmission system in Chile, serving 98% of the population. It owns 100% of the high voltage transmission lines, as well as 50% of sub-transmission lines and has an extremely favourable regulatory regime, whereby Transelec can earn a 10% annuity return on the replacement cost of the system.  On the timber side, we have two of the most highly productive timberlands in the world.  Furthermore, these operations have an optimal location on the west coast of North America, where they can access some of the most competitive converting customers that are located in close proximity, as well as the export market.

Although the Partnership acquired its interests in its underlying operations in December of 2007, we have prepared pro forma financial information for 2007, which utilizes the same basis of presentation as the 2006 pro forma financial statements presented in our recently filed prospectus and information statement.  For 2007, the adjusted net operating income4 (ANOI) for Brookfield Infrastructure was $46.1 million, compared with $58.0 million for 2006.  In 2007, strong results from our transmission business were offset by weaker results at our timber operations which were impacted by the downturn in the U.S. housing market and a labour strike at our Canadian operations that has since been resolved.

Our electricity transmission operations are governed by a combination of regulated frameworks and long-term contracts that generate stable revenue that is generally indexed to inflation. Accordingly, this segment’s revenue and margins increased in 2007 as a result of inflation and operational enhancements.  Going forward, we expect that our transmission business will continue to benefit from increases in inflation as well as opportunities to invest in the expansion of our business.  Over the next five years, our Chilean transmission operation is targeting to invest up to $1 billion in upgrades of its system and expansion projects (approximately $30 million to $40 million per year to Brookfield Infrastructure’s account) on which we could expect to earn 9-10% unlevered, pre-tax real returns5.

On the timber side, over the long term, revenues are also highly correlated to inflation but can be impacted by near term developments in the end markets for wood products.  Value, however, can be preserved by altering harvest levels to balance the market and support prices.

Un-harvested logs continue to increase in value with the passage of an additional growing season.  As a result, over time, revenue volatility is reduced and cash flows are maximized.  Current market conditions are weak in the U.S. as a result of the depressed residential housing market.  While we expect to see softness in this market in the near term, we are encouraged by prospects in the Asian export market, which both our Canadian and U.S. timberlands can access due to their coastal location. In the medium term, the outlook for the timber market is particularly strong due to a number of considerations, in particular the impact of the mountain pine beetle which has infested and is expected to kill over one billion cubic meters of timber in the interior of British Columbia.  The result of this infestation will be to dramatically reduce the supply of timber available to the North American market, which should provide good price support for future log sales and cash flows.

[4]
ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items.  A reconciliation to Net Income can be found in Appendix 1 of our press release dated February 21, 2008 on our website at www.brookfieldinfrastructure.com.

[5]
Please refer to the note on the final page of this Letter to Unitholders regarding forward-looking information.  There is no assurance that any such system upgrade or expansion will or can be made, or that such returns can or will be realized.  Our ability to invest in system upgrades and expansion projects and earn such returns is dependent on a number of factors including successful implementation of system upgrade and project expansion plans, general economic conditions, the availability of equity and debt financing for Brookfield Infrastructure and other risk factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the registration statement filed in connection with the distribution of the Partnership’s units and other risks and factors that are described in the registration statement.

Goals and Strategy

Our objective is to deliver an attractive risk-adjusted return to our unitholders from a combination of regular distributions and capital appreciation from both our current operations and future acquisitions.  We expect to achieve this by optimizing the performance of our current operations, investing in organic growth opportunities within our current operations and diversifying our asset base by investing in other infrastructure asset classes.

Our current operations are positioned to deliver low-teens returns through the combination of distributions and growth in our ANOI, as a result of the capital we are re-investing in our business.  Current distributions are supported by the stable cash flow generated from our high quality electricity transmission and timber assets.  We have established a distribution policy that targets a distribution level that we believe is sustainable on a long-term basis while retaining sufficient liquidity to fund growth capital expenditures within our current operations. We believe that distributions equal to 60% to 70% of adjusted net operating income will allow us to meet these objectives.  We will periodically re-evaluate our payout ratio based upon the performance of our operations and opportunities to deploy capital at attractive rates of returns.

The second component of our strategy is to continue to add to our existing platforms in the timber and transmission sectors and to diversify our asset base into other infrastructure assets classes.  Specifically, we are targeting new investments in the transportation and utilities sectors, two sectors which have attractive investment characteristics and where we see a number of opportunities on a global basis.  We believe we are well positioned to secure new investments as we benefit from the expertise, experience and global reach of the entire Brookfield organization.  Through our relationship with Brookfield, we can leverage its operating expertise in evaluating transactions, as well as extract value once an investment has been made.  In addition, we will benefit from Brookfield’s track record of leading consortiums and private partnerships, as well as its ability to underwrite equity in order to execute large-scale infrastructure acquisitions.

Our vision is to be a leading owner and operator of high quality infrastructure assets.  With our premier electricity transmission and timber operations and our strong competitive position as we pursue new opportunities, we believe we are well positioned to participate in the rapid growth of the global infrastructure industry.

We look forward to discussing our story with you in greater detail and reporting on our progress in the months ahead, and we would like to thank you for your interest and support.

Sincerely,

/s/ Samuel Pollock	/s/ Aaron Regent
Samuel Pollock	Aaron Regent
Co-Chief Executive Officer	Co-Chief Executive Officer
Brookfield’s infrastructure group	Brookfield’s infrastructure group

February 21, 2008

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Forward-looking statements in this Letter to Unitholders include statements about the expected growth and investment prospects of the global infrastructure market, the Partnership’s ability to make distributions and achieve distribution targets, the Partnership’s ability to capitalize on investment opportunities and complete acquisitions, expected benefits on Brookfield Infrastructure’s transmission business from inflation increases and opportunities to invest in the growth of the business, plans for Brookfield Infrastructure’s Chilean transmission operation to invest in upgrades of its system and expansion projects and achieving targeted returns, the near, medium and longer term prospects for the Canadian and U.S. timber market, expected return and payout ratio to unitholders from current operations and future acquisitions, projected ANOI growth, anticipated high growth of the infrastructure sector including opportunities for Brookfield Infrastructure to grow its transmission and timber operations generally and in the utilities and transportation sectors in particular, Brookfield Infrastructure’s ability to leverage its relationship with Brookfield, Brookfield Infrastructure’s after-tax returns on equity objective for new investments in the infrastructure sector, and the overall prospects of Brookfield Infrastructure.  The words “increasingly,” “vision,” “potential,” “believe,” “rapid,” “growth,” “will,” “goals,” “strategy,” “objective,” “proposition,” “return,” “opportunities,” “anticipate,” “continue,” “expand,” “primarily,” “target,” “enhance,” “can,” “could,” “should,” “benefit,” “‘participate,” “well-positioned,” “expect,” “positioned,” “build,” “prospects,” “tend,” “outlook,” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the United States and elsewhere, which may impact the markets for timber, changes in inflation rates in the U.S. and elsewhere, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the registration statement filed in connection with the distribution of the Partnership’s units and other risks and factors that are described in the registration statement.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.